# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CalEthos, Inc., CIK 0001174891
CUSIP: 91678P203
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11753 Willard Avenue, Tustin, California (CA), 92782
Date of event which requires filing of this statement: 12/15/2024
Amends the filing with accession number 0001493152-24-009918
Filed by CIK 0001892498
Persons authorized to receive notices and communications: Sean Paul Fontenot, 11753 Willard Avenue, Tustin, California (CA), 92782, 714-855-8100

## Reporting persons
- FONTENOT SEAN PAUL (CIK 0001892498): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 14,285,315; shared voting power 0; sole dispositive power 14,285,315; shared dispositive power 0; aggregate amount beneficially owned 14,285,315 (46.9% of the class)
  Comment: (1) Includes (i) 9,076,438 shares of Common Stock, par value $0.001 per share (the Common Stock), of the Issuer (as defined in Item 1); (ii) 4,458,877 shares of Common Stock issuable upon the exercise of warrants to purchase 4,458,877 shares of Common Stock (the Warrants) that were granted to the Reporting Person (as defined in Item 2) by the Issuer; and (iii) 750,000 shares of Common Stock issuable upon exercise of vested stock options (the Options) granted under the Issuers 2021 Equity Incentive Plan (the Plan). Of the securities reported herein, the outstanding shares of Common Stock and the Warrants are owned directly by Nanosha Investments LLC (Nanosha), a company of which Mr. Fontenot is the managing member. Mr. Fontenot may be deemed to beneficially own the securities of the Issuer held by Nanosha, but disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. (2) Based on 25,230,540 Shares issued and outstanding as of November 15, 2024 as reported in the Issuers Form 10-Q, filed with the United States Securities and Exchange Commission on November 19, 2024 (the Form 10-Q), and includes 4,458,877 shares of Common Stock issuable upon the exercise of the Warrants, plus 750,000 shares of Common Stock issuable upon the exercise of the Options granted to Mr. Fontenot under the Plan.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: CalEthos, Inc.
Address of issuer's principal executive offices: 11753 Willard Avenue, Tustin, California (CA), 92782

## Item 2. Identity and Background
Name of person filing: This First Amendment is being filed by Sean Paul Fontenot (the "Reporting Person").
Residence or business address: The Reporting Person's address is 1202 Walnut Avenue, Long Beach, CA 90813.
Present principal occupation or employment: The Reporting Person is a member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 15, 2021, the Issuer accepted a Subscription Agreement (the "Subscription Agreement") from Nanosha Investments LLC, a company controlled by Mr. Fontenot ("Nanosha Investments"), pursuant to which the Issuer sold to Nanosha Investments for a purchase price of $3,500,000 an OID Convertible Promissory Note in the principal amount of $3,850,000 (the "Note") and a Series A stock purchase warrant (the "Series A Warrant") to purchase up to 1,540,000 shares of Common Stock. On December 6, 2023, Nanosha Investments received 8,576,438 shares of Common Stock in consideration for the exchange of the outstanding Note and Series A Warrant.

On November 28, 2023, the Warrants to purchase 2,000,000 shares of Common Stock were granted to Nanosha Investments as compensation for the Reporting Person serving as a director of the Issuer. On November 28, 2023, the Options were granted by the Issuer to the Reporting Person as compensation for the Reporting Person serving as a director the Issuer.

On February 12, 2024, Warrants to purchase 200,000 shares of Common Stock were granted to Nanosha Investments as partial consideration for a loan granted to the Issuer by Nanosha Investments.

On each of May 30, 2024 and August 31, 2024, warrants to purchase 300,000 shares of Common Stock were granted to Nanosha Investments as compensation for extending the maturity date of a promissory note that Nanosha Investments made to the Issuer in the principal amount of $1,000,000, which originally matured on May 30, 2024 and was extended to August 31, 2024.

On December 15, 2024, Nanosha Investments exchanged certain securities of the Issuer, as described in Item 6, pursuant to the Exchange Agreement (as defined in Item 6).

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is filing this First Amendment to report that he has acquired and disposed of certain securities of the Issuer pursuant to the Exchange Agreement (as defined in Item 6). Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, he has no present intention of doing so.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 14,285,315 Percentage: 46.9%
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or direct the vote: 14,285,315
Shared power to vote or direct the vote: 0
Sole power to dispose or to direct the disposition of: 14,285,315
Shared power to dispose or to direct the disposition of: 0
Transactions in the class effected during the past sixty days: Other than pursuant to the transactions described in this First Amendment, the Reporting Person has not acquired or disposed of any shares of Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Right to dividends or proceeds of sale: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On December 15, 2024, Nanosha Investments entered into an exchange subscription agreement (the "Exchange Agreement") with the Issuer pursuant to which the Issuer issued to Nanosha Investments (i) 500,000 shares of Common Stock and (ii) a five-year warrant to acquire 2,258,877 shares of Common Stock with an exercise price of $2.00 per share in exchange for (i) a promissory note of the Issuer in the principal amount of $1,000,000, (ii) a warrant to purchase 300,000 shares of Common Stock for a price of $3.50 per share, and (iii) a warrant to purchase 300,000 shares of Common Stock for a price of $3.80 per share. The Exchange Agreement is attached as Exhibit 1 to this First Amendment.

Other than the Exchange Agreement described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 Exchange Agreement, dated December, 15, 2024.

## Signatures
- FONTENOT SEAN PAUL: /s/ Sean Paul Fontenot, Sean Paul Fontenot (12/17/2024)